上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 MAY 17 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref: SIHL/ADR/07

BEST AVAILABLE COPY

16th May 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07023603

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 15th May 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post
Publication Date : 16th May 2007

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

ISSUE OF NEW A SHARES
BY
SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.
DISCLOSEABLE TRANSACTION
TRANSFER OF ASSETS TO
SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

The board of Directors announces that SI Pharmaceutical, a subsidiary in which the Company through its another wholly-owned subsidiary owns approximately 43.62% of its total issued share capital, proposes to issue a total of up to 107,220,000 new A Shares. The Company, SIIC MedTech and SI Pharmaceutical entered into the Agreement on 15th May 2007 for the subscription by SIIC MedTech for 46,770,000 A Shares (out of the total 107,220,000 new A Shares to be issued by SI Pharmaceutical) at RMB14.13 per share and for the transfer of the Assets to SI Pharmaceutical and/or its subsidiaries.

The consideration for the Transfers shall be determined by the valuation by an asset appraisal institution with securities business qualifications in accordance with the PRC legal and regulatory requirements, and shall be determined at RMB1,515,000,000 if the assessed value of the Assets is within a range of 5% of such amount. The amount payable by the Company for the Subscription shall be used to settle the portion of the consideration for the Transfers of equivalent amount. If the assessed value is beyond such range, the Company and SI Pharmaceutical shall negotiate to determine the final consideration for the Transfers. The balance of the consideration for the Transfers shall be paid by SI Pharmaceutical out of a further placement of up to 60,450,000 new A Shares (under the total 107,220,000 new A Shares it proposes to issue) at RMB14.13 per share to institutional investors and other methods acceptable to the Company in cash as negotiated between the Company and SI Pharmaceutical. After the issue of A Shares pursuant to the Subscription and the further placement to institutional investors, the percentage shareholding of the Company in SI Pharmaceutical will be maintained at 43.62%.

The Transfers constitute a discloseable transaction for the Company under the Listing Rules, as the profits, revenue and consideration ratios under Chapter 14 of the Listing Rules exceed 5% but are less than 25%.

A circular containing, among other things, further details of the transactions under the Agreement will be dispatched to the Shareholders as soon as practicable.

SI Pharmaceutical, a subsidiary in which the Company through its another wholly-owned subsidiary owns approximately 43.62% of its total issued share capital, proposes to issue a total of up to 107,220,000 new A Shares. The Company, SIIC MedTech and SI Pharmaceutical entered into the Agreement on 15th May 2007 for the Subscription and the Transfers.

THE AGREEMENT

Date

15th May 2007

Parties

1. The Company
2. SI Pharmaceutical, a subsidiary of the Company
3. SIIC MedTech, a subsidiary of the Company

THE SUBSCRIPTION

The Company through SIIC MedTech shall subscribe for 46,770,000 A Shares (out of the total 107,220,000 new A Shares to be issued by SI Pharmaceutical) at RMB14.13 per share. Such subscription price represents a 10% discount from the average closing price of the A Shares on the Shanghai Stock Exchange in the 20 trading days preceding the announcement of the resolution of the board of SI Pharmaceutical on the transactions under the Agreement.

According to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法) promulgated by the CSRC, a non-public offer of new shares by publicly listed companies in the PRC shall be at a price not less than 90% of the average closing price in the 20 trading days preceding the date for price determination. In addition, the Company as the controlling shareholder of SI Pharmaceutical may not transfer such new A Shares within 36 months from the completion of the issue.

The Company currently through another wholly-owned subsidiary holds an approximately 43.62% shareholding in SI Pharmaceutical. Immediately upon completion of the Subscription alone, the Company will increase its indirect percentage shareholding in SI Pharmaceutical to approximately 49.98% of its enlarged issued share capital.

THE TRANSFERS

Pursuant to the Agreement, the following equity interests held by wholly-owned subsidiaries of the Company will be transferred to SI Pharmaceutical and/or its subsidiaries:–

(a) an amount of RMB70,675,000 in the registered capital of CT Qingchunbao, representing 55% of the total equity interest in CT Qingchunbao;

(b) an amount of RMB27,115,292 in the registered capital of Huqingyutang Pharmaceutical, representing 51.0069% of the total equity interest in Huqingyutang Pharmaceutical;

(c) an amount of RMB29,175,000 in the registered capital of Xiamen TCM, representing 61% of the total equity interest in Xiamen TCM;

(d) an amount of RMB28,050,000 in the registered capital of Liaoning Herbapex, representing 55% of the total equity interest in Liaoning Herbapex; and

(e) an amount of RMB4,084,500 in the registered capital of Huqingyutang Drugstore representing 29% of the total equity interest in Huqingyutang Drugstore (after a further capital injection by World Honest to Huqingyutang Drugstore)

After completion of the Transfers, the above companies will continue to be consolidated as subsidiaries in the audited consolidated financial statements of the Group (except for Huqingyutang Drugstore which is a jointly-controlled entity of the Group).

Consideration for the Transfers

The consideration for the Transfers shall be determined by the valuation by an asset appraisal institution with securities business qualifications in accordance with the PRC legal and regulatory requirements, and shall be determined at RMB1,515,000,000 if the assessed value of the Assets is within a range of 5% of such amount. If the assessed value is beyond such range, the Company and SI Pharmaceutical shall negotiate to determine the final consideration for the Transfers.

INFORMATION ON THE ASSETS

CT Qingchunbao

CT Qingchunbao is principally engaged in the manufacture and sale of Chinese medicine and health food.

Share capital

CT Qingchunbao has total registered capital of RMB128,500,000. The total equity interest in CT Qingchunbao are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	70,675,000	55%
China (Hangzhou) Qingchunbao Group Co., Ltd * (中國(杭州)青春寶集團有限公司)	25,700,000	20%
杭州市正大青春寶職工持股協會	25,700,000	20%
An independent corporate shareholder	6,425,000	5%

The equity interest in CT Qingchunbao held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiary under the Transfers.

Financial information

The audited profit before taxation and the audited profit after taxation of CT Qingchunbao for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:–

	Year ended 31st December 2006 *RMB'000*	2005 *RMB'000*
Profit before taxation	189,508	209,160
Profit after taxation	138,772	152,616

The audited net asset value and the audited total asset value of CT Qingchunbao as at 31st December 2006 amounted to approximately RMB381,583,000 and approximately RMB735,251,000 respectively.

Huqingyutang Pharmaceutical

Huqingyutang Pharmaceutical is principally engaged in the manufacture and sale of Chinese medicine and health food.

Share capital

Huqingyutang Pharmaceutical has a total registered capital of RMB53,160,000. The total equity interest in Huqingyutang Pharmaceutical are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	27,115,292	51.0069%
Hangzhou Huqingyutang Investment Co., Ltd * (杭州胡慶餘堂投資有限公司)	23,898,952	44.9566%
Enhanced Assets Management Limited	1,594,800	3.0000%
China (Hangzhou) Qingchunbao Group Co., Ltd.* (中國(杭州)青春寶集團有限公司)	550,956	1.0364%

The equity interest in Huqingyutang Pharmaceutical held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiary under the Transfers.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Huqingyutang Pharmaceutical for the two years ended 31st December 2006, which were prepared in accordance with [illegible]

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Huqingyutang Drugstore for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:–

	Year ended 31st December 2006 *RMB'000*	2005 *RMB'000*
Consolidated profit before taxation and minority interests	8,325	8,025
Consolidated profit after taxation and minority interests	6,285	6,611

The audited consolidated net asset value and the audited consolidated total asset value of Huqingyutang Drugstore as at 31st December 2006 amounted to approximately RMB33,096,000 and approximately RMB50,463,000 respectively.

REASONS FOR AND THE BENEFITS OF THE SUBSCRIPTION AND THE TRANSFERS

Upon the completion of the Transfers, the Subscription and the Issue of Remaining Shares in full, the Company will maintain the same controlling stake of an approximately 43.62% shareholding in SI Pharmaceutical, while the Chinese pharmaceutical business of the Group will be grouped together under a unified pharmaceutical platform. These will help to streamline the administration structure of the pharmaceutical assets of the Group, and further enhance the strengths and position of SI Pharmaceutical as the pharmaceutical business flagship of the Company, as well as realize the Group's measure of placing the entire Chinese pharmaceutical assets on the A Shares market. These transactions also present an opportunity for the Group to raise additional capital from the A Shares market.

Upon completion of the Transfers, the Subscription and the Issue of Remaining Shares in full, the Group will record a before-tax profit of approximately RMB164 million based on the carrying value of the Assets as at 31st December 2006. In consideration of a potential tax liability in the estimated amount ranging from approximately RMB117 million to approximately RMB234 million calculated based on a capital gain tax rate of 10% to 20% on the profit on disposal of the Assets, there will be potential after-tax profit of approximately RMB47 million to after-tax loss of approximately RMB70 million. The actual figures of profit and loss will be subject to the actual capital gain tax amount, the carrying value of the Assets at completion of the Transfers and the final number of A Shares placed under the Issue of Remaining Shares.

Upon completion of the Subscription and the Transfers, the effective interest in the companies under the Assets held by the Company will decrease due to the transfer of the Assets by the Company from its wholly-owned subsidiaries to its non-wholly owned subsidiary, SI Pharmaceutical. The consolidated net profit of the Group will be decreased by the portion of the results contributed by the reduced effective shareholding in the Assets held by the Group.

The Directors consider that the Agreement is on normal commercial terms and is fair and reasonable so far as the Company and the Shareholders are concerned.

USE OF PROCEEDS

The Company intends to use the net proceeds in cash from the Transfers as general working capital, and may apply such proceeds towards potential acquisitions that may arise from time to time in the future.

GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

The Transfers constitute a discloseable transaction for the Company under the Listing Rules, as the profits, revenue and consideration ratios under Chapter 14 of the Listing Rules exceed 5% but are less than 25%.

A circular containing, among other things, further details of the transactions under the [illegible]

following factors

(1) The sum of the carrying value and committed capital of the Assets as at 31st December 2006 was RMB862,788,000, and the above consideration for the Transfers represents a premium of approximately 75.6% over such carrying value and committed capital of the Assets

(2) The sum of the proportionate audited net asset value of the Assets as at 31st December 2006 (in accordance with the generally accepted accounting principles in the PRC) was RMB506,156,000, and the above consideration for the Transfers represents a premium of approximately 199.3% over such net asset value;

(3) The subscription price per share of RMB14.13 under the Subscription represents a premium of approximately 190.7% over the audited net asset value per share of RMB4.86 of SI Pharmaceutical as at 31st December 2006.

If the assessed value of the Assets is beyond the range of 5% of RMB1,515,000,000 and the Company and SI Pharmaceutical negotiate to determine the final consideration for the Transfers, the Company will comply with applicable requirements of the Listing Rules, and make a further announcement if required and seek approval by the Shareholders for the Transfers if the applicable percentage ratios reach 25% or more.

CONSENTS AND APPROVALS

The Subscription and the Transfers shall only be implemented after the following approvals or consents have been obtained –

1. approval by the shareholders of SI Pharmaceutical in general meeting;
2. consent by the board of directors of the Company and the board of directors of SIIC MedTech;
3. approval of the Subscription by the Department of Commerce of the PRC;
4. consent, approval and/or waiver by the CSRC, other administrative departments and organizations (if necessary).

Both the Subscription and the Transfers will be completed after the above consents, approvals and/or waivers have been obtained.

COMPLETION

After all approvals and consents of the Subscription by the PRC administration departments or bodies have been obtained, the Company and SI Pharmaceutical and/or their respective subsidiaries shall execute agreements for the transfer of equity interest under the Assets, and shall attend to necessary formalities for the Transfers.

Completion of the Subscription shall take place on a date after all approvals and consents of the proposed issue of new A Shares by SI Pharmaceutical by the PRC administration departments or bodies have been obtained, as confirmed by negotiation among the parties to the Agreement. The date of completion of the Subscription shall be no later than the expiry of six months after the date of approval by CSRC of the new issue of A Shares by SI Pharmaceutical.

The amount payable for the Subscription of RMB660,860,100 shall be used to settle the portion of the consideration for the Transfers of equivalent amount. SI Pharmaceutical proposes to further issue up to 60,450,000 new A Shares (under the total 107,220,000 new A Shares it proposes to issue) to institutional investors at a price of RMB14.13 per share, determined according to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法), the proceeds of which will be applied towards payment of the balance of the consideration for the Transfers of RMB854,139,900. If such proceeds are insufficient, any residual amount of the consideration shall be paid by SI Pharmaceutical by other methods acceptable to the Company in cash as negotiated between the Company and SI Pharmaceutical. If the Issue of Remaining Shares is materialised, the Company's shareholding percentage in SI Pharmaceutical will be maintained at 43.62% of its enlarged issued share capital.

The issue of new A Shares under the Issue of Remaining Shares, if it proceeds, will take place simultaneously with issue of new A Shares under the Subscription so that the shareholding of the Company in SI Pharmaceutical will be maintained at not less than approximately 43.62%.

SHAREHOLDING STRUCTURE OF THE ASSETS BEFORE AND AFTER COMPLETION OF THE TRANSFERS, THE SUBSCRIPTION AND THE ISSUE OF REMAINING SHARES

Before Completion



The Company
(through its wholly-owned subsidiaries)
43.62%
SI Pharmaceutical
55%
51.0069%
61%
55%
29%
CT Qingchunbao
Huqingyutang Pharmaceutical
Xiamen TCM
Liaoning Herbapex
Huqingyutang Drugstore

After Completion



The Company
(through its wholly-owned subsidiaries)
43.62%
SI Pharmaceutical and/or its subsidiary
55%
51.0069%
61%
55%
29%
CT Qingchunbao
Huqingyutang Pharmaceutical
Xiamen TCM
Liaoning Herbapex
Huqingyutang Drugstore

INFORMATION ON SI PHARMACEUTICAL

SI Pharmaceutical is a subsidiary owned by the Company as to approximately 43.62%, the A Shares of which are listed on the A Shares market of the Shanghai Stock Exchange. As three out of the four directors of SI Pharmaceutical in charge of its management and administration are Directors or senior management personnel of the Company, the Company has the power to govern the daily operations and the financial and operating policies of SI Pharmaceutical and, in accordance with the Hong Kong Accounting Standard 27 paragraph 4, SI Pharmaceutical is consolidated into the audited consolidated financial statements of the Group. SI Pharmaceutical and its subsidiaries are principally engaged in the manufacture and sale of biomedicine and commercial network operations.

Mr. Lu Ming Fang and Mr. Ding Zhong De (both being Directors) beneficially own 23,400 A Shares and 23,400 A Shares respectively, representing approximately 0.01% and 0.01% of the total issued share capital of SI Pharmaceutical. To the best of the Director's knowledge, information and belief and having made all reasonable enquiries, the other holders of A Shares are third parties independent of and not connected with the

	Year ended 31st December 2006 RMB'000	2005 RMB'000
Consolidated profit before taxation and minority interests	38,755	53,231
Consolidated profit after taxation and minority interests	33,728	45,335

The audited consolidated net asset value and the audited consolidated total asset value of Huqingyutang Pharmaceutical as at 31st December 2006 amounted to approximately RMB268,506,000 and approximately RMB369,153,000 respectively

Xiamen TCM

Xiamen TCM is principally engaged in the manufacture and sale of Chinese medicine and health food

Share capital

Xiamen TCM has a total registered capital of RMB47,830,000. The total equity interest in Xiamen TCM are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital RMB	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	29,175,000	61%
Xiamen Qinggong Group Co., Ltd.* (廈門輕工集團有限公司)	14,350,000	30%
Rocal Health Limited	4,305,000	9%

The equity interest in Xiamen TCM held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiary under the Transfers

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Xiamen TCM for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows –

	Year ended 31st December 2006 RMB'000	2005 RMB'000
Consolidated profit before taxation and minority interests	28,461	35,062
Consolidated profit after taxation and minority interests	26,027	33,165

The audited consolidated net asset value and the audited consolidated total asset value of Xiamen TCM as at 31st December 2006 amounted to approximately RMB121,603,000 and approximately RMB133,553,000 respectively

Liaoning Herbapex

Liaoning Herbapex is principally engaged in the manufacture and sale of Chinese medicine.

Share capital

Liaoning Herbapex has a total registered capital of RMB51,000,000. The total equity interest in Liaoning Herbapex are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital RMB	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	28,050,000	55.0000%
Medieval International Limited	7,650,000	15.0000%
Hu Lu Dao Jing Xin Investment Group Co., Ltd * (葫蘆島金鑫投資集團有限公司)	1,000,000	1.9608%
Zheng Ji Yu* (鄭繼宇)	8,400,000	16.4706%
Qu Wen Ge* (曲文閣)	4,100,000	8.0392%
Lu Xi Wei* (呂錫偉)	1,800,000	3.5294%

The equity interest in Liaoning Herbapex held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiary under the Transfers.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Liaoning Herbapex for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows –

	Year ended 31st December 2006 RMB'000	2005 RMB'000
Consolidated profit before taxation and minority interests	11,518	25,446
Consolidated profit after taxation and minority interests	9,400	25,033

The audited consolidated net asset value and the audited consolidated total asset value of Liaoning Herbapex as at 31st December 2006 amounted to approximately RMB137,404,000 and approximately RMB251,371,000 respectively

Huqingyutang Drugstore

Huqingyutang Drugstore is principally engaged in the operation of about 30 drugstores for sale of Chinese medicine and health food

Share capital

Huqingyutang Drugstore has a total registered capital of RMB13,157,900 and is in the process of increasing its registered capital to RMB14,084,500 with the increased amount of registered capital contributed by World Honest. Such increase in registered capital is in the process of obtaining approval by the PRC administration department on foreign investment. On the condition that such increase in registered capital is completed before completion of the Transfers, the total equity interest in Huqingyutang Drugstore will be held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital RMB	Percentage shareholding
Hangzhou Huqingyutang Investment Co., Ltd * (杭州胡慶餘堂投資有限公司)	5,100,000	36.21%
World Honest (wholly-owned subsidiary of the Company)	4,084,500	29.00%
39 Individual Shareholders	4,900,000	34.79%

The equity interest in Huqingyutang Drugstore held by World Honest will be transferred

As at the date of this announcement, the board of directors of the Company comprises eight Executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun, three Independent Non-Executive Directors namely, Dr. LO Ka Shui, Prof WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings

"Assets"	55% equity interest in CT Qingchunbao, 51.0069% equity interest in Huqingyutang Pharmaceutical, 61% equity interest in Xiamen TCM, 55% equity interest in Liaoning Herbapex and 29% equity interest (after a further capital injection) in Huqingyutang Drugstore to be transferred to SI Pharmaceutical and/or its subsidiary under the Agreement
"A Shares"	ordinary shares of RMB1.00 each in the capital of SI Pharmaceutical
"Agreement"	the agreement among the Company, SIIC MedTech and SI Pharmaceutical in relation to the Subscription and the Transfers dated 15th May 2007
"Board"	the board of directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"CSRC"	China Securities Regulatory Commission
"CT Qingchunbao"	Chia Tai Qingchunbao Pharmaceutical Co., Ltd * (正大青春寶藥業有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 55% and a subsidiary of the Company
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huqingyutang Drugstore"	Hangzhou Huqingyutang Drugstore Co., Ltd * (杭州胡慶餘堂國藥號有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 29% (after a further capital injection) and a jointly-controlled entity of the Company
"Huqingyutang Pharmaceutical"	Hangzhou Huqingyutang Pharmaceutical Co., Ltd.* (杭州胡慶餘堂製藥有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 51.0069% and a subsidiary of the Company
"Issue of Remaining Shares"	the issue by SI Pharmaceutical of up to 60,450,000 new A Shares (under the total 107,220,000 new A Shares it proposes to issue) to institutional investors at a price of RMB14.13 per share, determined according to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法)
"Liaoning Herbapex"	Liaoning Herbapex Pharmaceutical (Group) Co., Ltd.* (遼寧好護士藥業(集團)有限責任公司), a limited liability company established under the laws of the PRC and owned by the Group as to 55% and a subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"Shares"	Shares of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the share(s) in the capital of the Company
"SIIC MedTech"	SIIC MedTech Health Products Limited, an investment holding company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"SI Pharmaceutical"	Shanghai Industrial Pharmaceutical Investment Co., Ltd., a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription by SIIC MedTech for 46,770,000 A Shares in SI Pharmaceutical under the Agreement
"Transfers"	the transfers of the Assets by relevant subsidiaries of the Group to SI Pharmaceutical pursuant to the Agreement
"World Honest"	World Honest Investments Limited, an investment holding company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Xiamen TCM"	Xiamen Traditional Chinese Medicine Co., Ltd *(廈門中藥廠有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 61% and a subsidiary of the Company

For the purposes of this announcement, the exchange rate at HK$1 = RMB1 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 15th May 2007

END